Clark Hill PLC
500 Woodward Avenue
Suite 3500
Detroit, MI 48226
D. Kerry Crenshaw	T 313.965.8300
T 313.965.8266	F 313.965.8252
F 313.309.6966
Email: kcrenshaw@clarkhill.com	clarkhill.com

August 30, 2012

VIA EDGAR, ELECTRONIC MAIL AND HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Sonia Bednarowski, Esq.
Loan Lauren P. Nguyen, Esq. Kristin Shifflett Margery Reich

Re:	Universal Truckload Services, Inc.

Information Statement on Schedule 14C

File No. 000-51142, Film No. 12995183

Ladies and Gentlemen:

On behalf of Universal Truckload Services, Inc. (the “Company”), in connection with the captioned matter and to supplement our EDGAR-filed response of even date to the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 27, 2012 (the “Comment Letter”) relating to the Company’s Preliminary Information Statement on Schedule 14C (File No. 000-51142) filed with the Commission on July 31, 2012 (the “Preliminary Information Statement”), we furnish the following information requested by the Staff in Comment No. 2 of the Comment Letter:

1. LINC Logistics Company Initial Public Offering Roadshow Presentation, dated April/May 2012, given to the Company’s Board of Directors (the “Board”) at a meeting of the Board on June 8, 2012.

2. Preliminary Prospectus of LINC Logistics Company dated April 25, 2012 given to the Board June 4, 2012 in preparation for a meeting of the Board held June 8, 2012.

Securities and Exchange Commission

August 30, 2012

The foregoing written materials are furnished for the Staff’s use in reviewing Amendment No. 1 to the Information Statement, and are not deemed filed with the Commission.

Very truly yours,

CLARK HILL PLC

D. Kerry Crenshaw